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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cano Petroleum Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
137801106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	137801106	Page	2	of	9

1	NAMES OF REPORTING PERSONS: ING Groep N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	5	SOLE VOTING POWER:

NUMBER OF		1,936,360 [1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,936,360 [1]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,936,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
1 These shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

CUSIP No.	137801106	Page	3	of	9

1	NAMES OF REPORTING PERSONS: ING Investments LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	5	SOLE VOTING POWER:

NUMBER OF		1,936,360 [2]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,936,360 [2]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,936,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
2 ING Investments LLC is a wholly owned indirect subsidiary of ING Groep N.V.

CUSIP No.	137801106	Page	4	of	9

Item 1(a).	Name of Issuer:

Cano Petroleum Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 309 West 7th Street
Suite 1600
Fort Worth, TX 76102

Item 2(a).	Name of Person Filing:

ING Groep N.V.

ING Investments LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Amstelveenseweg 500 1081 KL Amsterdam
The Netherlands 7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

Item 2(c).	Citizenship:

See item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

137801106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(Not Applicable)

(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No.	137801106	Page	5	of	9

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g) ☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	Amount beneficially owned:
     See item 9 on Page 2
(b)	Percent of class:
     See item 11 on Page 2
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of:

CUSIP No.	137801106	Page	6	of	9
See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	137801106	Page	7	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

(Date)

ING GROEP N.V.

By:

/s/ K. de Wit

(Signature)

K. de Wit / Head of Compliance Operations

(Name/Title)

/s/ C. Blokbergen

(Signature)

C. Blokbergen / Head Legal Group

(Name/Title)

CUSIP No.	137801106	Page	8	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

(Date)

ING INVESTMENTS LLC

By:
/s/ Ernest J. C’DeBaca

(Signature)
Ernest J. C’DeBaca/Senior Vice President

(Name/Title)
/s/ Todd Modic

(Signature)
/s/ Todd Modic/Senior Vice President

(Name/Title)

CUSIP No.	137801106	Page	9	of	9
Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)
     The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G and any amendments thereto, be filed on their behalf by ING Groep N.V.
     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.
     Date: February 13, 2007

ING Groep N.V.

By:	/s/ K. de Wit
	Name:	K. de Wit
	Title:	Head of Compliance Operations

By:	/s/ C. Blokbergen
	Name:	C. Blokbergen
	Title:	Head Legal Group

ING Investments LLC

By:	/s/ Ernest J. C’DeBaca
Name: Ernest J. C’DeBaca
Title: Senior Vice President

By:	/s/ Todd Modic
Name: Todd Modic
Title: Senior Vice President